News Release

Algonquin Power & Utilities Corp. Declares Fourth Quarter 2014 Dividends

Oakville, Ontario - November 13, 2014 - Algonquin Power & Utilities Corp. (“APUC” or the “Company”) (TSX:AQN, AQN.PR.A, AQN.PR.D) announced today that the Board of Directors of APUC (the “Board”) has declared a dividend of U.S. $0.0875 per share on its common shares, payable on January 15, 2015 to the shareholders of record on December 31, 2014 for the period from October 1, 2014 to December 31, 2014.

The common share dividend will be paid in cash or, if a shareholder has enrolled in the shareholder dividend reinvestment plan (the “Plan”), dividends will be reinvested in additional shares (“Plan Shares”) of APUC as per the Plan, based on equivalent Canadian funds. Plan Shares will be acquired by way of a Treasury Purchase at the average market price as defined in the Plan less a 5% discount for the fourth quarter of 2014.

Additionally, the Board has declared the following preferred share dividends:

1.
CDN $0.28125 per Preferred Share, Series A, payable in cash on December 31, 2014 to Preferred Share, Series A holders of record on December 15, 2014, for the period from September 30, 2014 to, but excluding, December 31, 2014.

2.
CDN $0.3125 per Preferred Share, Series D, payable in cash on December 31, 2014 to Preferred Share, Series D holders of record on December 15, 2014 for the period from September 30, 2014 to, but excluding, December 31, 2014.

For Canadian resident shareholders, dividends declared on both common shares and preferred shares are considered as “eligible dividends” for purposes of the dividend tax credit rules contained in the Income Tax Act (Canada).

The quarterly dividends payable on common shares are declared in U.S. dollars. Beneficial shareholders (those who hold common shares through a financial intermediary) who are resident in Canada or the United States may opt to receive their dividends in either U.S. dollars or the Canadian dollar equivalent by contacting the financial intermediary with whom the common shares are held. Unless the Canadian dollar equivalent is requested, shareholders will receive dividends in U.S. dollars, which, as is often the case, the financial intermediary may convert to Canadian dollars. Registered shareholders receive dividend payments in the currency of residency. Registered shareholders may opt to change the payment currency by contacting CST Trust Company at 1-800-387-0825 prior to the record date of the dividend.

The Canadian dollar equivalent of the quarterly dividend is based on the Bank of Canada noon exchange rate on the record date or, if the record date falls on a weekend or holiday, on the Bank of Canada noon exchange rate of the preceding business day.

About Algonquin Power & Utilities Corp.
Algonquin Power & Utilities Corp. is a $3.6 billion North American diversified generation, transmission and distribution utility. The distribution and transmission utilities operate in the United States and provide rate regulated water, electricity and natural gas utility services to over 485,000 customers. The non-regulated generation utility owns or has interests in a portfolio of contracted wind, solar, hydroelectric and natural gas powered generating facilities representing more than 1,100 MW of installed capacity in the United States and Canada. Algonquin Power & Utilities delivers continuing

News Release

growth through an expanding pipeline of renewable energy development projects, organic growth within its regulated distribution and transmission utilities, and the pursuit of accretive acquisitions. Common shares and preferred shares are traded on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A and AQN.PR.D. Visit Algonquin Power & Utilities at www.AlgonquinPowerandUtilities.com and follow us on Twitter @AQN_Utilities.

For Further Information:
Kelly Castledine
Algonquin Power & Utilities Corp.
354 Davis Road, Oakville, Ontario, L6J 2X1
Telephone: (905) 465-4500
Website: www.AlgonquinPowerandUtilities.com
Twitter @AQN_Utilities